UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☒                              REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                 ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:                      Commission File Number:

The Cash Store Financial Services Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

6141	Not applicable
(Primary Standard Industrial	(I.R.S. Employer
Classification Code Number)	Identification Number)

17631-103 Avenue
Edmonton, Alberta, Canada T5S 1N8
(Address and telephone number of Registrant’s principal executive offices)

National Corporate Research, Ltd. 10 East 40th Street, 10th Floor New York, NY 10016 (212) 947-7200 Name, address, and telephone number of agent for service of process	Copies to: Michael R. Littenberg Schulte Roth & Zabel LLP 919 3rd Avenue New York, New York 10022 (212) 756-2524

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For Annual Reports indicate by check mark the information filed with this Form:

☐ Annual information form      ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐ No ☐

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRINCIPLES

The Cash Store Financial Services Inc. (the “Registrant”) prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting principles (“GAAP”), and are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.  Significant differences between Canadian GAAP and United States GAAP as pertains to the Registrant for the years ended June 30, 2009 and 2008 are described in Exhibit 8 to this Registration Statement.

FORWARD LOOKING INFORMATION

This Registration Statement and the Exhibits incorporated by reference into it contain “forward-looking information” within the meaning of applicable Canadian and United States securities legislation.  Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce expenses.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form for the year ended June 30, 2009, filed as Exhibit 2 to this Registration Statement.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits.  Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Registrant assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 1 through Exhibit 7 and Exhibit 10 through Exhibit 34, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 8, Reconciliation to United States Generally Accepted Accounting Principles for the years ended June 30, 2009 and 2008, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed a written consent of a certain expert named in Exhibit 35, as set forth in the Exhibit Index attached hereto.

Unless otherwise indicated, all dollar amounts in this Form 40-F Registration Statement, including the documents incorporated by reference, are in Canadian dollars.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2009, information with respect to the Registrant’s known contractual obligations.

Payments due by Period

(amounts in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations	$1,640	$501	$1,139	—	—
Operating Lease Obligation	$39,153	$11,633	$24,021	$3,499	—
Other Long-Term Liabilities	—	—	—	—	—
Total:	$40,793	$12,134	$25,160	$3,499	—

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CASH STORE FINANCIAL SERVICES INC.

Date: June 1, 2010	By:	/s/ Gordon J. Reykdal
Gordon J. Reykdal
Chairman and Chief Executive Officer

EXHIBIT INDEX

Annual Information

Exhibit No. 99.	Description
1	Consolidated Financial Statements (audited) of the Registrant for the years ended June 30, 2009 and June 30, 2008
2	Annual Information Form for the year ended June 30, 2008
3	Annual Information Form for the year ended June 30, 2009
4	Management’s Discussion and Analysis for the year ended June 30, 2008
5	Management’s Discussion and Analysis for the year ended June 30, 2009
6

Annual Report for the year ended June 30, 2008 (including Management’s Discussion and Analysis for the year ended June 30, 2008 and the audited Consolidated Financial Statements of The Cash Store Financial Services Inc. for the years ended June 30, 2008 and June 30, 2007)

7

Annual Report for the year ended June 30, 2009 (including Management’s Discussion and Analysis for the year ended June 30, 2009 and the audited Consolidated Financial Statements of The Cash Store Financial Services Inc. for the years ended June 30, 2009 and June 30, 2008)

8	Reconciliation to United States Generally Accepted Accounting Principles for the years ended June 30, 2009 and 2008
9	Auditors’ Report on Reconciliation to United States Generally Accepted Accounting Principles

Quarterly Information

10	Interim Consolidated Financial Statements (Unaudited) for the three months ended September 30, 2009
11	Management’s Discussion and Analysis for the three months ended September 30, 2009
12	Interim Consolidated Financial Statements (Unaudited) for the three and six months ended December 31, 2009
13	Management’s Discussion and Analysis for the three and six months ended December 31, 2009
14	Interim Consolidated Financial Statements (Unaudited) for the three and nine months ended March 31, 2010
15	Management’s Discussion and Analysis for the three and nine months ended March 31, 2010

Shareholder Meeting Materials

16	Management Information Circular for the October 29, 2009 Annual General Meeting of Shareholders
17	Form of Proxy for the October 29, 2009 Annual General Meeting of Shareholders
18	Notice of Meeting for the October 29, 2009 Annual General Meeting of Shareholders

Material Change Reports

19	Material Change Report dated November 14, 2008

News Releases

20	News Release dated July 31, 2008
21	News Release dated October 29, 2008
22	News Release dated November 5, 2008
23	News Release dated November 11, 2008
24	News Release dated December 5, 2008
25	News Release dated December 24, 2008

26	News Release dated March 27, 2009
27	News Release dated May 13, 2009
28	News Release dated June 30, 2009
29	News Release dated September 1, 2009
30	News Release dated October 15, 2009
31	News Release dated October 29, 2009
32	News Release dated January 19, 2010
33	News Release dated February 10, 2010
34	News Release dated April 6, 2010

Consents

35	Consent of KPMG LLP